October 1, 2014

VIA EDGAR AND FEDEX

Melissa Campbell Duru
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants Inc. 2014 Annual Meeting of Stockholders Remote Virtual Attendance Instructions

Dear Ms. Duru:

On behalf of our client, Darden Restaurants, Inc. (“Darden” or the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission on a supplementary basis the materials that are being provided to the Company’s shareholders in connection with remote virtual attendance and voting at Darden’s 2014 Annual Meeting of Shareholders (the “Annual Meeting”).  These materials are being submitted in response to comment 10 of the Staff’s letter, dated September 8, 2014, with respect to certain matters relating to Amendment No. 2 to the Company’s preliminary proxy statement, reproduced below in bold for the Staff’s convenience.

United States Securities and Exchange Commission
October 1, 2014

10. Please supplementally provide us with the instructions that shareholders will receive on how to attend and vote at the virtual meeting. Also, please clarify that persons who attend virtually must make arrangements with the holder of record, as may be appropriate, to ensure that the beneficial holder obtains a legal proxy in time to vote at the virtual meeting.

Attached hereto as Exhibit A are the instructions for shareholders to attend and vote remotely at the Annual Meeting (the “Instructions”) the Company will be posting on the website established by the Company in connection with the Annual Meeting, available at http://investor.darden.com/Home/2014-annual-meeting/default.aspx (the “Website”).  For your reference, we are also submitting a preliminary version of the Instructions sent to you via email on September 26, 2014, as Exhibit B hereto, and a blackline version of the Instructions showing the differences between such preliminary version and the version that will be provided to shareholders on the Website, as Exhibit C hereto (which difference is limited to adding the following statement: “Shareholders will be given an opportunity to submit questions to the Company at the Annual Meeting.”).  Attached hereto as Exhibit D is a screen capture of the third-party hosted website at which shareholders can register to attend and vote remotely at the Annual Meeting.

If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at SVNiles@wlrk.com or (212) 403-1366.

Very truly yours,

/s/ Sabastian V. Niles

Sabastian V. Niles

cc:           Teresa M. Sebastian, Esq, Darden Restaurants, Inc.

United States Securities and Exchange Commission
October 1, 2014

Exhibit A

How to Attend the Annual Meeting

The Annual Meeting will be held on Friday, October 10, 2014, at 9:00 a.m., Eastern Daylight Time, at the JW Marriott Orlando Grande Lakes, 4040 Central Florida Pkwy, Orlando, FL 32837. When you arrive, signs will direct you to the appropriate room. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance.

In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as your account statement showing that you owned our Common Stock as of August 11, 2014, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership.

If you do not provide valid government-issued photo identification and comply with the other procedures outlined above, you will not be admitted to the Annual Meeting. You do not need to attend the Annual Meeting to vote. Even if you plan to attend the Annual Meeting, please submit your vote in advance. Click here for further information on how to vote.

Shareholders will be given an opportunity to submit questions to the Company at the Annual Meeting.

Remote Virtual Attendance

Please note that if you are unable to attend the Annual Meeting in person, you may still attend and participate in the meeting, including submitting questions, by following the instructions below.

Click here to register for the virtual meeting and to receive instructions on how to attend. See below for instructions on how to vote at the Annual Meeting virtually.

Please note that beneficial holders planning to attend and vote at the Annual Meeting virtually in accordance with the instructions below must make arrangements with the holder of record, as may be appropriate, to ensure that such beneficial holders obtain a legal proxy in time to vote at the virtual meeting.

How to Vote at the Virtual Meeting

United States Securities and Exchange Commission
October 1, 2014

If you are a registered shareholder such that your name is listed on Darden’s share register:

(1) Print ballot by clicking here.
(2) Complete and sign ballot.
(3) Attend the virtual meeting by following the instructions above when available.
(4) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

If you are a beneficial Street-name shareholder, i.e., holding through a bank or broker:

(1) Prior to the Annual Meeting, obtain a legal proxy by contacting your bank or broker, authorizing you to vote on their behalf.
(2) Print ballot by clicking here.
(3) Complete and sign ballot as printed on the legal proxy you obtained.
(4) Attend the virtual meeting by following the instructions above when available.
(5) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

Questions

If you have any questions about attending (in person or virtually) the Annual Meeting or how to vote, please contact Darden’s proxy solicitor in this matter:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (877) 825-8631

United States Securities and Exchange Commission
October 1, 2014

Exhibit B

How to Attend the Annual Meeting

The Annual Meeting will be held on Friday, October 10, 2014, at 9:00 a.m., Eastern Daylight Time, at the JW Marriott Orlando Grande Lakes, 4040 Central Florida Pkwy, Orlando, FL 32837. When you arrive, signs will direct you to the appropriate room. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance.

In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as your account statement showing that you owned our Common Stock as of August 11, 2014, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership.

If you do not provide valid government-issued photo identification and comply with the other procedures outlined above, you will not be admitted to the Annual Meeting. You do not need to attend the Annual Meeting to vote. Even if you plan to attend the Annual Meeting, please submit your vote in advance. Click here for further information on how to vote.

Shareholders will be given an opportunity to submit questions to the Company at the Annual Meeting.

Remote Virtual Attendance

Please note that if you are unable to attend the Annual Meeting in person, you may still attend and participate in the meeting, including submitting questions, by following the instructions below.

Click here to register for the virtual meeting and to receive instructions on how to attend. See below for instructions on how to vote at the Annual Meeting virtually.

Please note that beneficial holders planning to attend and vote at the Annual Meeting virtually in accordance with the instructions below must make arrangements with the holder of record, as may be appropriate, to ensure that such beneficial holders obtain a legal proxy in time to vote at the virtual meeting.

United States Securities and Exchange Commission
October 1, 2014

How to Vote at the Virtual Meeting

If you are a registered shareholder such that your name is listed on Darden’s share register:

(1) Print ballot by clicking here.
(2) Complete and sign ballot.
(3) Attend the virtual meeting by following the instructions above when available.
(4) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

If you are a beneficial Street-name shareholder, i.e., holding through a bank or broker:

(1) Prior to the Annual Meeting, obtain a legal proxy by contacting your bank or broker, authorizing you to vote on their behalf.
(2) Print ballot by clicking here.
(3) Complete and sign ballot as printed on the legal proxy you obtained.
(4) Attend the virtual meeting by following the instructions above when available.
(5) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

Questions

If you have any questions about attending (in person or virtually) the Annual Meeting or how to vote, please contact Darden’s proxy solicitor in this matter:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (877) 825-8631

United States Securities and Exchange Commission
October 1, 2014

Exhibit C1

How to Attend the Annual Meeting

The Annual Meeting will be held on Friday, October 10, 2014, at 9:00 a.m., Eastern Daylight Time, at the JW Marriott Orlando Grande Lakes, 4040 Central Florida Pkwy, Orlando, FL 32837. When you arrive, signs will direct you to the appropriate room. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance.

In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as your account statement showing that you owned our Common Stock as of August 11, 2014, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership.

If you do not provide valid government-issued photo identification and comply with the other procedures outlined above, you will not be admitted to the Annual Meeting. You do not need to attend the Annual Meeting to vote. Even if you plan to attend the Annual Meeting, please submit your vote in advance. Click here for further information on how to vote.

Shareholders will be given an opportunity to submit questions to the Company at the Annual Meeting.

Remote Virtual Attendance

Please note that if you are unable to attend the Annual Meeting in person, you may still attend and participate in the meeting, including submitting questions, by following the instructions below.

Click here to register for the virtual meeting and to receive instructions on how to attend. See below for instructions on how to vote at the Annual Meeting virtually.

Please note that beneficial holders planning to attend and vote at the Annual Meeting virtually in accordance with the instructions below must make arrangements with the holder of record, as may be appropriate, to ensure that such beneficial holders obtain a legal proxy in time to vote at the virtual meeting.

1 Note: Additions shown in bold and double underscore.

United States Securities and Exchange Commission
October 1, 2014

How to Vote at the Virtual Meeting

If you are a registered shareholder such that your name is listed on Darden’s share register:

(1) Print ballot by clicking here.
(2) Complete and sign ballot.
(3) Attend the virtual meeting by following the instructions above when available.
(4) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

If you are a beneficial Street-name shareholder, i.e., holding through a bank or broker:

(1) Prior to the Annual Meeting, obtain a legal proxy by contacting your bank or broker, authorizing you to vote on their behalf.
(2) Print ballot by clicking here.
(3) Complete and sign ballot as printed on the legal proxy you obtained.
(4) Attend the virtual meeting by following the instructions above when available.
(5) After announcement at the meeting that the polls are open, scan and email ballot to Ballots2014@darden.com.

Questions

If you have any questions about attending (in person or virtually) the Annual Meeting or how to vote, please contact Darden’s proxy solicitor in this matter:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (877) 825-8631

United States Securities and Exchange Commission
October 1, 2014

Exhibit D

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Web RSVP

Event: 8912672
Date/Time: OCT-10-2014 09:00 AM ET
Duration: 60 Minutes

Event Message:

Darden Annual Meeting Friday, October 10, 9:00 am EST

Please provide the following information for the Event Leader: **(Bold fields are required)**

First Name:

Last Name:

Email:

Company Name

Phone Number

☐ Remember me on this computer.

☐ I will not be attending this meeting.

If you are attending this event, the leader has requested that you please answer the following questions:

1) Are you a Darden shareholder?

○ Yes ○ No

2) If yes, are you a registered shareholder such that your name is listed on Darden`s share register?

○ Yes ○ No

3) Do you hold a proxy on behalf of any other Darden shareholder authorizing you to vote on their behalf?

○ Yes ○ No

4) If you are not a registered sharholder, and you hold your Darden shares through a bank, broker or other nominee, do you have a legal proxy issued to you by your bank, broker or other nominee authorizing you to vote on their behalf?

○ Yes ○ No

Proceed

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